Schedule A

Name	Position
Executive officers
Eliyahu Zamir	Chief Executive Officer
Ronen Zalayet	Chief Financial Officer
Naor Bergman	Chief Operating Officer

Directors
Oz Adler	Chairman of the Board of Directors
Amitay Weiss	Director
Tali Dinar	Director
Liron Carmel	Director
Tomer Etzyoni	Director
Israel Berenstein	Director
Moshe Revach	Director